UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

STRIKER ENERGY CORP.
(Exact name of registrant as specified in its corporate charter)

000-52218
(Commission File Number)

Nevada
(State or other jurisdiction of incorporation)

20-2590810
(IRS Employer Identification No.)

901 – 360 Bay Street
Toronto, Ontario Canada M5H 2V6
(Address of principal executive offices) (Zip Code)

(416) 489-0093
(Issuer’s telephone number, including area code)

STRIKER ENERGY CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

As used in this Information Statement, the terms “we”, “us”, “our” and “Striker” refer to Striker Energy Corp., a Nevada corporation.

This Information Statement is being delivered on or about August 18, 2008 to the holders of record of our shares of common stock as of August 18, 2008, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

The Share Purchase Transaction

On August 18, 2008, Shawn Perger, our former president, chief executive officer, principal accounting officer, treasurer and director, completed a share purchase agreement with OPEX Energy Corp., a company incorporated under the laws of the province of Alberta, pursuant to which OPEX Energy Corp. agreed to acquire from Mr. Perger all 5,000,000 shares of our common stock owned by Mr. Perger in exchange for total consideration of US$28,000. OPEX Energy Corp. paid the US$28,000 purchase price for these shares using cash on hand. As of the completion of the share purchase agreement, OPEX Energy Corp. holds approximately 49.9% of our issued and outstanding common stock, constituting a change in control of our company.

The shares of common stock of our company transferred to OPEX Energy Corp. upon the closing of the share purchase agreement are restricted securities as that term is defined in Rule 144 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Prior to the closing of the share purchase transaction, our board of directors consisted of Shawn Perger, Brian Cole and Konstantin Gregovic. At the closing of the share purchase transaction, Mr. Gregovic resigned from our board of directors, Messrs. Perger and Cole resigned from all officer positions held by them and Joseph Carusone, the president of OPEX Energy Corp., was appointed to the board and as the sole officer of our company. In connection with the closing of the share purchase transaction, Messrs. Perger and Cole will resign as directors and Mr. Carusone will be our only director and officer. The resignations of Messrs. Perger and Cole will constitute a change in the majority of our board of directors. The resignations of Messrs. Perger and Cole as directors will not, however, take effect until at least 10 days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of our Company

On August 18, 2008, there were 10,003,000 of our 75,000,000 authorized shares of common stock issued and outstanding. Each share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially prior to the closing of the share purchase agreement as of August 18, 2008 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then directors and named executive officers, and (iii) our then current officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
OPEX Energy Corp. (3) 350 7th Avenue SW, Suite 1400 Calgary, Alberta, Canada T2P 3N9	5,000,000	49.9%
Brian Cole Director 1401 – 1305 West 12th Avenue Vancouver, British Columbia Canada V6H 1M3	200,000	1.9%
Directors and Officers as a Group (2 persons) (3)	5,200,000	51.9%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2) Based on 10,003,000 common shares issued and outstanding as of August 18, 2008.

(3) Joseph Carusone, our president, secretary and treasurer, and the president and a director of OPEX Energy Corp. , has discretion to vote or dispose of the shares of our company’s common stock that are owned by OPEX Energy Corp. Because of this relationship, we have included the shares held by OPEX Energy Corp. in the total shareholdings of directors and officers as a group.

Change in Majority of Directors

In connection with the closing of the share purchase transaction, Messrs. Perger and Cole will resign as directors and Mr. Carusone will be our only director and officer. The resignations of Messrs. Perger and Cole will constitute a change in the majority of our board of directors. The resignations of Messrs. Perger and Cole as directors will not, however, take effect until at least 10 days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder of more than 5% of our issued and outstanding common stock, or associates of such persons, is an adverse party or has a material interest adverse to our company.

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth information regarding our current directors and executive officers:

Name, Place of Residence	Position Held	Age	Date First Appointed
Shawn Perger 1402 – 1305 West 12th Avenue Vancouver, British Columbia, Canada V6H 1M3	Director	46	November 28, 2005
Brian Cole 1401 – 1305 West 12th Avenue Vancouver, British Columbia, Canada V6H 1M3	Director	40	June 21, 2007
Joseph Carusone 901 – 360 Bay Street Toronto, Ontario Canada M5H 2V6	President, Secretary, Treasurer and Director	43	August 18, 2008

Business Experience

The following is a brief account of the education and business experience of the current directors and executive officers during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Shawn Perger

Mr. Perger was an officer of our company from inception until August 18, 2008 and has been a director since November 28, 2005. Since 2002, Mr. Perger has been president of Skyline Investor Relations Corp., an investor relations company dedicated to bringing shareholder value to young public and private companies. From 1998 to 2002, Mr. Perger was a stockbroker with Georgia Pacific Securities, a mid-sized Canada-wide brokerage firm located in Vancouver, British Columbia, Canada, that had seats on all four Canadian stock exchanges.

Brian Cole

Mr. Cole became our secretary and director effective June 21, 2007. He resigned as secretary effective August 18, 2008. Mr. Cole is also a consultant to Skyline Investor Relations, a corporation engaged in the business of investor relations, located in Vancouver, British Columbia. From 2001 to August 2006, he was a founding member and vice president of Sundar Communications, a company engaged in the business of investor relations, located in Vancouver, British Columbia.

Joseph Carusone

Mr. Carusone was appointed as president, secretary, treasurer and a director of our company on August 18, 2008. For more than 10 years, Mr. Carusone has been involved in the founding of and management of private companies and partnerships including those in the oil and gas industry. His experience as a liaison between management and shareholders is extensive. He has been the president of OPEX Energy Corp. since its inception on August 22, 2007. Since 2001, Mr. Carusone has been founder and president of the investor relations firm Primoris Group Inc. Between 1999 and 2001, Mr. Carusone was vice-president of operations of StockHouse Media Corporation. For eight years following his graduation from the University of Toronto with a degree in Engineering and Applied Science (1987), Mr. Carusone managed research activities in University of Toronto’s Institute for Aerospace Studies’ Space Robotics Group.

Our directors are appointed for one-year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until the officer dies or resigns or the board of directors elects a successor or removes the officer.

Family Relationships

There are no family relationships between any of our directors and executive officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or any proposed director or executive officer, has been involved in any of the following events during the past five years:

1.

any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Transactions with Related Persons, Promoters and Certain Control Persons

Except as set out below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, any proposed director, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

During the year ended February 29, 2008, an officer and director made contributions to capital for management fees in the amount of $12,000 (2007: $9,000; cumulative $21,000) and for rent in the amount of $2,400 (2007: $2,400; cumulative $5,400).

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Audit Committee

Our Audit Committee is comprised of Shawn Perger and Brian Cole.

Director Independence

We currently act with three directors, consisting of Messrs. Perger, Cole and Carusone. We have no independent directors as defined in accordance with NASDAQ Marketplace Rule 4200(a)(15).

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended February 29, 2008. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating or compensation committees or committees performing similar functions nor do we have a written nominating or compensation committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request to the address appearing on the first page of this Information Statement.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Neither of our former executive officers, Shawn Perger and Brian Cole, drew a salary for services provided or received compensation in any form for either of the last two years. We have no compensation agreement in place for Joseph Carusone, our sole executive officer as of the date of this Information Statement.

Options and SARS

There were no options granted to any of our officers during the most recently completed financial year and there were no options exercised by our officers during the most recently completed financial year. There were no options held by our officers that were repriced downward during the most recently completed financial year and there were no defined benefits or actuarial plans in place for our officers during the most recently completed financial year. We have no compensation committee.

Outstanding Equity Awards at Fiscal Year End

We have no outstanding options or warrants exercisable into common shares.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

As of the date of this Information Statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control where the value of such compensation exceeds $60,000 per executive officer.

Employment/Consulting Agreements

We have not entered into any employment agreement or consulting agreement with our directors and executive officers.

Director Compensation

We have no formal plan for compensating our directors for their service in their capacity as directors.

On February 1, 2007, 1,000 shares of our common stock, valued at $0.01 per share, were issued to Konstantin Gregovic, a former director of our company, for services rendered. In addition, Mr. Gregovic was paid an annual director fee of $1,000 to serve as chairman of our Audit Committee for the fiscal year ended February 29, 2008. Mr. Gregovic resigned as director of our company effective August 18, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

STRIKER ENERGY CORP.

/s/ Joseph Carusone
By:	Joseph Carusone
President, Treasurer, Secretary and Director

Dated:	August 18, 2008